SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: February 9, 2011
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐                 Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                 No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
News Release

February 9, 2011
Ivanhoe Mines announces appointments of Rio Tinto executives Andrew Harding and Kay Priestly to company’s board of directors
TORONTO, CANADA — Robert Friedland, Executive Chairman and Chief Executive Officer of Ivanhoe Mines, announced today that Andrew Harding and Kay Priestly, senior executives of Rio Tinto’s copper division, have been appointed to the Ivanhoe Mines Board of Directors.
Rio Tinto’s nomination of Mr. Harding and Ms. Priestly increases to six the number of Rio Tinto appointees presently on the 14-member Ivanhoe Mines board. Rio Tinto is entitled to nominate a proportionate share of members to the Ivanhoe board, based on Rio Tinto’s shareholding in Ivanhoe, under terms of the October 2006 private placement agreement between Rio Tinto and Ivanhoe Mines. Rio Tinto currently owns a 42.1% interest in Ivanhoe Mines.
Mr. Harding, Chief Executive of Rio Tinto Copper, previously was a director of Ivanhoe Mines from November 2009 to July 2010. Mr. Harding joined Rio Tinto in 1992, initially worked for Hamersley Iron and progressed to hold operating roles within the energy, aluminum and iron ore product groups, including at the Mount Thorley, Hunter Valley, Weipa, Mount Tom Price, Marandoo and Brockman mines. In 2007, he became global practice leader for mining within Rio Tinto’s technology & innovation group. Mr. Harding was President and Chief Executive Officer of Kennecott Utah Copper until his appointment as Chief Executive of Rio Tinto Copper in October 2009.
Ms. Priestly is the Chief Financial Officer of Rio Tinto Copper and a director of Stone Energy Corporation. She joined Rio Tinto in 2006 and was Vice President, Finance, and Chief Financial Officer of Kennecott Utah Copper from 2006 to 2008. Previously, Ms. Priestly spent 25 years with global professional services firm Arthur Andersen, where she provided tax and consulting services to global companies in the energy and mining sectors. She also was a managing partner of Andersen’s New Orleans office and a member of Andersen’s global executive team.
Mr. Friedland thanked outgoing directors Kjeld Thygesen and John Macken, who have relinquished their seats on the Ivanhoe board to create vacancies for Ms. Priestly and Mr. Harding.
Mr. Macken, President of Ivanhoe Mines, will continue his leadership of the company’s management team responsible for bringing into production the world-class Oyu Tolgoi copper and gold mine now under construction in Mongolia’s South Gobi region. Mr. Macken also will continue as a board member of each of Ivanhoe’s three principal subsidiaries, SouthGobi Resources, Ivanhoe Australia and Altynalmas Gold.
Mr. Friedland acknowledged the 10 years of service provided to Ivanhoe Mines by Mr. Thygesen, Managing Director of London-based Lion Resource Advisors. “Kjeld joined us before we drilled the initial discovery hole at Oyu Tolgoi in the summer of 2001. I am deeply grateful to Kjeld for the knowledge and experience that he brought to the board table and for the contributions he has made to the successes of our company. We all wish him further successes in the future.”

About Ivanhoe Mines
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 62% interest in Ivanhoe Australia (ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830
Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A filed on Sedar. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: February 9, 2011	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President &
Corporate Secretary

4